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                    U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
 Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940


1.  Name and Address of Reporting Person
    The Warnaco Group, Inc.
    (Last)                 (First)              (Middle)
    90 Park Avenue
    (Street)
    New York,             New York                 10016
    (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
        9/25/97


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
    95-4032739


4.  Issuer Name and Ticker or Trading Symbol
    Designer Holdings Ltd.; DSH


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
          Director                        X   10% Owner
    -----                               -----
          Officer (give title above)          Other (specify below)
    -----                               -----


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing
      X   Form filed by One Reporting Person
    -----
          Form filed by More than One Reporting Person
    -----

           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
    Common Stock, $0.01 par value


2.  Amount of Securities Beneficially Owned (Instr. 4)
    16,483,868 shares


3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
    I


4.  Nature of Indirect Beneficial Ownership (Instr. 5)
    See Attachment A


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)


2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date


3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)
    Title                     Amount or Number of Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

    /s/Stanley P. Silverstein                   October 1, 1997

    -------------------------------             ---------------
    Stanley P. Silverstein                           Date
    Vice President, General Counsel
    and Secretary

                            ATTACHMENT A TO FORM 3
                            ----------------------

Reporting Person             Date of Event            Issuer Name and Ticker
----------------             --------------           ----------------------

The Warnaco Group, Inc.          9/25/97              Designer Holdings Ltd.
90 Park Avenue                                                 DSH
New York, NY  10016



4.  Nature of Indirect Beneficial Ownership

                 On September 25, 1997, The Warnaco Group, Inc. ("Warnaco"), Designer Holdings Ltd. ("DSH"), and WAC Acquisition Corporation, a wholly owned subsidiary of Warnaco ("WAC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of WAC with and into DSH (the "Merger"), with DSH being the surviving corporation in the Merger.

                 In connection with (but irrespective of any termination of) the Merger Agreement, on September 25, 1997, Warnaco, New Rio, L.L.C. ("New Rio"), and the Members signatory thereto entered into a Stock Exchange Agreement (the "Exchange Agreement"). As of the date of the Exchange Agreement, New Rio owns 16,483,868 shares of common stock, par value $0.01 per share, of DSH (the "Shares"). Pursuant to the Exchange Agreement, New Rio has agreed to transfer the Shares in exchange for fully paid and nonassessable shares of Class A Common Stock, par value $0.01 per share, of Warnaco, subject to the expiration or early termination of the applicable waiting period under the HSR Act and certain other customary conditions.

                 Under the Exchange Agreement, New Rio is required to vote at any meeting of the stockholders of DSH (i) in favor of the Merger, the adoption of the Merger Agreement, and all other transactions contemplated thereby, (ii) against any action that would result in a violation by DSH of the Merger Agreement, (iii) against any extraordinary corporate transaction of DSH or any action which could materially adversely affect DSH or that would result in a change in a majority of the Board of Directors of DSH or that would result in a change in any of DSH's governing documents or otherwise materially adversely affect the benefits to Warnaco of the Merger and the Exchange Agreement.

                 Under the Exchange Agreement, New Rio and the Members have agreed, among other things, not to (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; or (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into any other voting arrangement with respect to any Shares.


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